Exhibit 3.1

SECTION 3:5 OF THE BY-LAWS OF ANGELICA CORPORATION, AS AMENDED THROUGH JANUARY 17, 2006

Section 3:5. In case of any vacancy in the Board of Directors through death, resignation or removal pursuant to the By-Laws or as provided by law, of one or more of the directors, a majority of the surviving or remaining Directors may fill such vacancy or vacancies until the successor or successors are elected at the shareholders meeting that the class of Directors to which such directorship has been appointed is to be next presented for election by the shareholders. Unless otherwise provided in the Articles of Incorporation, vacancies on the Board of Directors resulting from any increase in the number of Directors to constitute the Board of Directors may be filled by a majority of Directors then in office, although less than a quorum, or by the sole remaining Director, until the shareholders meeting that the class of Directors to which such directorship has been appointed is to be next presented for election by the shareholders.